UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of October 2005

October 24, 2005 News Release

(Commission File.  No 0-20390).

ID BIOMEDICAL CORPORATION

(Translation of registrant’s name in English)

1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☐       40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:  ☐       No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation

	By:	/s/ Anthony F. Holler

Anthony F. Holler, Chief Executive Officer

Date: October 25, 2005